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Report of Independent Registered Public Accounting Firm
The Board of Directors and Members of
Hard Rock Hotel Holdings, LLC
Las Vegas, Nevada
We have audited the accompanying consolidated balance sheet of Hard Rock Hotel Holdings, LLC as of December 31, 2007 and the related consolidated statements of operations and comprehensive loss, members’ equity, and cash flows for the period from February 2, 2007 to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hard Rock Hotel Holdings, LLC at December 31, 2007, and the results of its operations and its cash flows for the period from February 2, 2007 to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
BOD Seidmen, LLP
Las Vegas, Nevada
March 14, 2008

HARD ROCK HOTEL HOLDINGS, LLC
BALANCE SHEET
(in thousands)

December 31,
2007
ASSETS
Current assets:
Cash and cash equivalents	$14,157
Accounts receivable, net	8,475
Inventories	2,911
Prepaid expenses and other current assets	3,641
Asset held for sale	95,160
Related party receivable	562

Total current assets	124,906
Restricted cash	55,813
Property and equipment, net of accumulated depreciation and amortization	515,923
Goodwill	139,108
Other intangible assets, net	71,300
Deferred financing costs, net	35,501
Other assets, net	11

TOTAL ASSETS	$942,562

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$4,203
Related party payables	542
Accrued expenses	12,040
Interest payable	4,572
Current portion of long-term debt	110,000

Total current liabilities	131,357

Deferred tax liability	15,266
Long Term Debt	683,452

Total long-term liabilities	698,718

Total liabilities	830,075

Commitments and Contingencies (see Note 10)
Members’ equity:
Paid-in capital	181,127
Accumulated other comprehensive loss	(26)
Accumulated deficit	(68,614)

Total members’ equity	112,487

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$942,562

The accompanying notes are an integral part of these audited consolidated financial statements.

HARD ROCK HOTEL HOLDINGS, LLC
STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands)

Period from
February 2, 2007
to
December 31,
2007
Revenues:
Casino	$51,501
Lodging	42,220
Food and beverage	70,202
Retail	6,358
Other income	17,896

Gross revenues	188,177
Less: promotional allowances	(14,739)

Net revenues	173,438

Costs and expenses:
Casino	33,671
Lodging	8,903
Food and beverage	35,897
Retail	3,092
Other	15,236
Marketing	5,032
Management fee—related party	7,837
General and administrative	26,743
Depreciation and amortization	17,413
Loss on disposal of assets	1,725
Pre-opening	1,167
Acquisition and transition related costs	2,358

Total costs and expenses	159,074

Income from operations	14,364

Other income (expense):
Interest income	698
Interest expense, net	(85,953)

Other expenses, net	(85,255)

Loss before income tax benefit	(70,891)
Income tax benefit	(2,277)

Net loss	(68,614)
Other comprehensive loss:
Unrealized (loss) on cash flow hedges, net of tax	(26)

Comprehensive loss	$(68,640)

The accompanying notes are an integral part of these audited consolidated financial statements.

HARD ROCK HOTEL HOLDINGS, LLC
STATEMENTS OF MEMBERS EQUITY
(in thousands)

			Other	Total
	Paid-in	Accumulated	Comprehensive	Members’
	Capital	Deficit	Loss	Equity
Balances at February 2, 2007	—	—	—	—
Contributions	$181,127	—	—	$181,127
Net loss	—	(68,614)	—	(68,614)
Unrealized (loss) on cash flow hedges, net of tax	—	—	(26)	(26)

Balances at December 31, 2007	$181,127	$(68,614)	$(26)	$112,487

The accompanying notes are an integral part of these consolidated financial statements.

HARD ROCK HOTEL HOLDINGS, LLC
STATEMENT OF CASH FLOWS
(in thousands)

Period
February 2, 2007
to
December 31,
2007
Cash flows from operating activities:
Net loss	$(68,614)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	11,313
Provision for losses on accounts receivable	(137)
Amortization of loan fees and costs	14,678
Amortization of intangibles	6,100
Change in value of interest rate caps included in net loss	1,420
Loss on sale of assets	1,724
Increase in deferred income taxes	(2,277)
(Increase) decrease in assets:
Accounts receivable	(4,443)
Inventories	66
Prepaid expenses	(349)
Related party receivable	(562)
(Increase) decrease in liabilities:
Accounts payable	(538)
Related party payable	542
Accrued interest payable	4,572
Other accrued liabilities	(8,459)

Net cash used in operating activities	(44,964)

Cash flow from investing activities:
Purchases of property and equipment	(31,227)
Purchase of the Hard Rock Hotel & Casino, net of cash acquired	(719,546)
Proceeds from sale of operating assets	4
Restricted cash	(55,813)
Other assets	(518)

Net cash used in investing activities	(807,100)

Cash flows from financing activities:
Net proceeds from borrowings	33,452
Proceeds from initial loan on purchase	760,000
Capital investment	122,949
Financing costs on debt	(50,180)

Net cash provided by financing activities	866,221

Net increase in cash and cash equivalents	14,157
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$14,157

Supplemental cash flow information:
Cash paid during the period for interest	$66,945

Cash paid during the period for income taxes	$—

Supplemental schedule of non-cash investing and financing activities:
Fair value of assets acquired	$832,883
Purchase price contributed by members	(58,178)
Cash paid	(730,521)

Liabilities assumed	$44,184

The accompanying notes are an integral part of these audited consolidated financial statements.

HARD ROCK HOTEL HOLDINGS, LLC AND SUBSIDIARY NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
1. COMPANY STRUCTURE AND SIGNIFICANT ACCOUNTING POLICIES
     Basis Of Presentation and Nature of Business
     Hard Rock Hotel Holdings, LLC (the “Company”) is a Delaware limited liability company that was formed on January 16, 2007 by DLJ Merchant Banking Partners (“DLJMBP”) and Morgans Hotel Group Co. (“Morgans”) to acquire Hard Rock Hotel, Inc. (“HRHI” or the “Predecessor”), a Nevada corporation incorporated on August 30, 1993, and certain related assets. The Predecessor owns the Hard Rock Hotel & Casino in Las Vegas (the “Hard Rock”).
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
     Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, as amended (“FIN 46R”), requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Pursuant to FIN 46R, the Company consolidates the gaming operations in the Company’s financial statements.
     Prior to March 1, 2008, Golden HRC, LLC was the third-party operator of all gaming operations at the Hard Rock. The Company did not own any legal interest in Golden HRC, LLC. The Company determined that Golden HRC, LLC was a variable interest entity and that the Company was the primary beneficiary of the gaming operations because the Company was ultimately responsible for a majority of the operations’ losses and was entitled to a majority of the operations’ residual returns. As a result, the gaming operations are consolidated in the Company’s financial statements. On March 1, 2008, the Company assumed the gaming operations at the Hard Rock as it had satisfied the conditions necessary to obtain its gaming license, and Golden HRC, LLC ceased to be the operator of gaming operations on such date.
     The Company’s operations are conducted in the destination resort segment, which includes casino, lodging, food and beverage, retail and other related operations. Because of the integrated nature of these operations, the Company is considered to have one operating segment.
     The Acquisition
     On May 11, 2006, Morgans, MHG HR Acquisition Corp. (“Merger Sub”), the Predecessor and Peter A. Morton entered into an Agreement and Plan of Merger (as amended in January 2007, the “Merger Agreement”) pursuant to which Morgans would acquire the Hard Rock through the merger of Merger Sub with and into the Predecessor (the “Merger”). Additionally, Morgans Group LLC, an affiliate of Morgans (“Morgans LLC”), entered into three purchase and sale agreements (the “Purchase and Sale Agreements”) with affiliates of Mr. Morton to acquire an approximately 23-acre parcel of land adjacent to the Hard Rock, the parcel of land on which the Hard Rock Cafe restaurant in Las Vegas is situated and plans, specifications and other documents related to a former proposal for a condominium development on the property adjacent to the Hard Rock. The transactions contemplated by the Merger Agreement and the Purchase and Sale Agreements are collectively referred to as the “Acquisition” and the agreements are collectively referred to as the “Acquisition Agreements.”
     The aggregate purchase price for the Acquisition was approximately $770 million. In addition, the Company incurred approximately $81 million in costs and expenses associated with the Acquisition.

     On November 7, 2006, Morgans and an affiliate of DLJMBP entered into a Contribution Agreement (which was amended and restated in December 2006) under which they agreed to form a joint venture in connection with the Acquisition and the further development of the Hard Rock. Pursuant to the Contribution Agreement, Morgans and the affiliate of DLJMBP agreed to invest one-third and two-thirds, respectively, of the equity capital required to finance the Acquisition.
     Prior to the closing of the Acquisition, Morgans and its affiliates assigned the Merger Agreement to the Company and the Purchase and Sale Agreements to certain of its subsidiaries. Morgans also contributed the equity of Merger Sub to the Company.
     The closing of the Acquisition occurred on February 2, 2007, which the Company refers to as the “Closing Date.” On the Closing Date, pursuant to the terms of the Acquisition Agreements:
•	Merger Sub merged with and into the Predecessor, with the Predecessor continuing as the surviving corporation after the Merger. As a result of the Merger, the Predecessor became the Company’s wholly owned subsidiary. Each share of common stock of the Predecessor issued and outstanding immediately prior to the effective time of the Merger was canceled and converted into the right to receive a pro rata amount of approximately $150 million, subject to post-closing working capital and cage cash adjustments. In December 2007, Morgans, the Company, HRHI and Lily Pond Investments, Inc., the shareholder representative under the Merger Agreement, agreed upon the final working capital and cage cash adjustments under the Merger Agreement. Pursuant to the final adjustments, HRHI has received $2.3 million out of the escrow established under the Merger Agreement for such adjustments. On the Closing Date, Morgans also deposited $15 million into an indemnification escrow fund to be disbursed in accordance with the Merger Agreement and the applicable escrow agreement, with the remaining funds from the indemnification escrow fund to be released on the one-year anniversary of the Closing Date. Pursuant to the Merger Agreement, Mr. Morton also sold certain intellectual property rights to one of the Company’s indirect, wholly owned subsidiaries for approximately $69 million, including the exclusive, royalty-free and perpetual right to use and exploit the “Hard Rock Hotel” and the “Hard Rock Casino” registered trademarks in connection with the Company’s operations in Las Vegas, and in connection with hotel/casino operations and casino operations in certain other locations.

•	One of the Company’s subsidiaries acquired for $259 million the approximately 23-acre parcel of land adjacent to the Hard Rock. At the time of the execution of the Acquisition Agreements, Morgans LLC deposited $18.5 million into an escrow account. On the Closing Date, $3.5 million of the deposit was released and credited towards the purchase price and the remaining $15 million of the deposit was retained as part of an indemnification escrow fund to be disbursed in accordance with the applicable Purchase and Sale Agreement and escrow agreement, with the remaining funds from the indemnification escrow fund to be released on the 18-month anniversary of the Closing Date.

•	One of the Company’s subsidiaries acquired for $20 million the parcel of land on which the Hard Rock Cafe restaurant in Las Vegas is situated. In connection with the transaction, the Company also acquired the lease with the operator of the Hard Rock Cafe. At the time of the execution of the Acquisition Agreements, Morgans LLC deposited $1.5 million in an escrow account, which was released to the seller on the Closing Date.

•	One of the Company’s subsidiaries acquired for $1 million plans, specifications and other documents related to the proposal for a condominium development on the real property adjacent to the Hard Rock.
     On the Closing Date, pursuant to the Contribution Agreement, Morgans and Morgans LLC were deemed to have contributed to the Company one-third of the equity, or approximately $57.5 million, to fund a portion of the purchase price for the Acquisition by virtue of the application of the escrow deposits under the Acquisition Agreements to the purchase price for the Acquisition and by virtue of the credit given for the expenses Morgans LLC incurred in connection with the Acquisition. Affiliates of DLJMBP contributed to the Company two-thirds of the equity, or approximately $115 million, to fund the remaining amount of the equity contribution for the Acquisition. In consideration for these contributions, the Company issued Class A Membership Interests and Class B Membership Interests to the affiliates of DLJMBP and Morgans and Morgans LLC.
     The remainder of the approximately $770 million purchase price and $81 million in costs and expenses associated with the Acquisition, was financed with mortgage financing under a real estate financing facility (the “CMBS Facility”) entered into by the Company’s subsidiaries. Subject to the satisfaction of certain conditions, the CMBS facility also provides funds to be used for future project expansion and construction of the Hard Rock, with the total amount available under the CMBS facility not to exceed $1.395 billion (including the $35 million referenced below). In November 2007, certain of the Company’s subsidiaries refinanced $350 million of the amount borrowed under the financing from the proceeds of three mezzanine loans made to the Company’s mezzanine subsidiaries, and the lender increased the maximum amount of the loan that may be funded in the future by $35 million.
     Also on the Closing Date, DLJ MB IV HRH, LLC (“DLJMB IV HRH”), DLJ Merchant Banking Partners IV, L.P. (“DLJMB Partners”), DLJMB HRH VoteCo, LLC (“DLJMB VoteCo”), Morgans and Morgans LLC entered into an Amended and Restated Limited Liability Company Agreement (the “JV Agreement”), which governs their relationship as members of the Company. DLJMB IV HRH, DLJMB Partners and DLJMB VoteCo are referred to as the “DLJMB Parties” and Morgans and Morgans LLC are referred to as the “Morgans Parties.”
The purchase price consists of the following (in thousands):

Hard Rock Hotel & Casino	$419,431
Development parcel	258,730
Cafe parcel	19,976
Plans, specifications and other documents related to a proposal for a condominium development project	1,000
Trademark license	69,000
Merger costs	20,562

Total purchase price	$788,699

     The table below lists the estimated fair values of the assets acquired and liabilities assumed. In addition, the Company recorded an estimate for the deferred tax liability arising from the Acquisition due to the difference between the fair value and the tax basis of the net assets acquired. This deferred tax liability estimate of approximately $25 million increased the estimated amount of goodwill recorded in the Acquisition. As the deferred tax liability is an estimate, it is subject to change as the Company finalizes the valuations and its tax analyses. Changes to this estimate, if any, will also affect goodwill and will not have a material impact on the Company’s statement of operations.

February 2,
2007
(in thousands)
Current assets, including $11.0 million of cash	$23,479
Property, plant and equipment	592,896
Intangible assets	77,400
Goodwill	139,108

Total assets acquired	$832,883

Total liabilities assumed	(44,184)

Net assets acquired	$788,699

     The intangible assets that the Company acquired are comprised of Hard Rock licensing rights estimated at approximately $44.9 million, trademarks estimated at approximately $4.5 million, customer lists estimated at approximately $21.1 million and host non-compete agreements estimated at approximately $4.9 million. The licensing rights are not subject to amortization as they have an indefinite useful life. The trademarks, customer lists and host non-compete agreements are being ratably amortized over a two to ten year period. The $140 million estimated goodwill balance arising from the transaction is not subject to amortization. As the acquisition of the Company is treated as a tax-free purchase, the estimated goodwill balance and the other intangible assets described above are not expected to be amortized for tax purposes.
     The pro forma consolidated results of operations, as if the Acquisition had occurred on January 1, 2007, are as follows (in thousands):

Year
Ended
December 31,
2007
Pro Forma
Net revenues	$186,456
Net loss	(71,573)
     The Company reported $2.4 million of indirect, general and incremental expenses related to the Acquisition. These expenses are included in merger, acquisition and transition related expenses on the accompanying consolidated statements of operations for the period from February 2, 2007 to December 31, 2007.
     Also on the Closing Date, DLJ MB IV HRH, LLC, DLJ Merchant Banking Partners IV, L.P., DLJMB HRH VoteCo, LLC, Morgans and Morgans LLC entered into an Amended and Restated Limited Liability Company Agreement, which governs their relationship as members of the Company.
     Cash and Cash Equivalents
     Cash and cash equivalents consist of cash on hand and in banks and interest-bearing deposits with maturities at the date of purchase of three months or less. Cash equivalents are carried at cost which approximates market.
     Restricted Cash
     The Company is obligated to maintain reserve funds for property taxes, insurance and capital expenditures at the Hard Rock as determined pursuant to the CMBS facility. These capital expenditures relate primarily to initial renovations at the Hard Rock and the periodic replacement or refurbishment of furniture, fixtures and equipment. On the Closing Date, the Company deposited $35 million into an initial renovation reserve fund to be held as additional collateral for the CMBS loan for the payment of initial renovations to the Hard Rock. The CMBS lenders will make disbursements from the initial renovation reserve fund for initial renovation costs incurred by us upon our satisfaction of conditions to disbursement under the CMBS facility. In addition, the CMBS facility requires the Company to deposit funds into a replacements and refurbishments reserve fund at amounts equal to three percent of the Hard Rock’s gross revenues and requires that the funds to be set aside in restricted cash. As of December 31, 2007, an aggregate of $37.7 million and $1.2 million were available in restricted cash reserves for future capital expenditures in the initial renovation reserve fund and replacements and refurbishments reserve fund, respectively. Additionally, $0.8 million and $67,460 were available in the insurance and property tax reserve funds, respectively.
     In addition, the Company also is obligated to maintain a reserve fund for interest expense as determined pursuant to the CMBS facility. On the Closing Date, we deposited $45 million into an interest reserve fund to be held as additional collateral under the CMBS facility for the payment of interest expense shortfalls. The CMBS lenders will make disbursements from the interest reserve fund upon the Company’s satisfaction of conditions to disbursement under the CMBS facility. As of December 31, 2007, $16.1 million was available in restricted cash reserves in the interest reserve fund.

     Pursuant to the CMBS facility, the unfunded portion of the construction loan as of the second anniversary of the Closing Date may be advanced and deposited with lender in an account which shall be referred to as the “Construction Loan Reserve Account.” Additionally, portions of the construction loan may be advanced as quarterly deficiency advances from time to time, which quarterly deficiency advances shall be deposited with lender in the Construction Loan Reserve Account. Additionally, on November 9, 2007, the third mezzanine construction funds were deposited with lender in the Construction Loan Reserve Account. The funds in the Construction Loan Reserve Account shall be disbursed as the Company is entitled to a construction loan advance from the construction loan. The Company may elect, at its option, to receive a disbursement from the Construction Loan Reserve Account in lieu thereof, to the extent funds are available. As of December 31, 2007, $5.9 million was available in restricted cash reserves in the Construction Loan Reserve Account.
     Concentrations of Credit Risk
     Substantially all of the Company’s accounts receivable are unsecured and are due primarily from the Company’s casino and hotel patrons and convention functions. Non-performance by these parties would result in losses up to the recorded amount of the related receivables. Management does not anticipate significant non-performance and believes that they have adequately provided for uncollectible receivables in the Company’s allowance for doubtful accounts.
     Accounts Receivable and Credit Risk
     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues credit in the form of “markers” to approved casino customers following investigations of creditworthiness. Business or economic conditions or other significant events could affect the collectability of such receivables.
     Accounts receivable, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems them to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company’s receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions.
     Inventories
     Inventories are stated at the lower of cost (determined using the first-in, first-out method), or market.
     Assets Held for Sale
     The Company intends to sell approximately 15 acres of the adjacent land and has entered into an exclusive authorization-to-sell agreement with a national broker. The Company has also entered into a letter of intent with respect to a proposed sale of a portion of the 15 acres of adjacent land for $100 million and is working with a prospective purchaser to complete due diligence on the land and to prepare definitive documentation. The Company has reflected the asset at a value of $95.2 million, which represents the fair value of $100 million less the estimated sale costs of $4.8 million.

     Depreciation and Amortization
     Land improvements, buildings and improvements, equipment, furniture and fixtures, and memorabilia are recorded at cost. The Company capitalizes interest on funds dispersed during construction. Depreciation and amortization are computed using the straight-line method over the estimated useful lives for financial reporting purposes and accelerated methods for income tax purposes. Estimated useful lives for financial reporting purposes are as follows:

Land improvements	12-15 years
Building improvements	15 years
Buildings	40-45 years
Equipment, furniture and fixtures	3-10 years
Memorabilia	40 years
     Gains or losses arising from dispositions are included in cost and expenses in the accompanying statements of operations. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.
     Substantially all property and equipment is pledged as collateral for long-term debt.
     Business Combinations
     The Company account for business combinations in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Accounting for Business Combinations (“SFAS No. 141”) and Statement of Financial Accounting Standards No. 142, Accounting for Goodwill and Other Intangible Assets (“SFAS No. 142”), and related interpretations. SFAS No. 141 requires that the Company record the net assets of acquired businesses at fair market value, and the Company must make estimates and assumptions to determine the fair market value of these acquired assets and assumed liabilities.
     The determination of the fair value of acquired assets and assumed liabilities in the Hard Rock acquisition requires the Company to make certain fair value estimates, primarily related to land, property and equipment and intangible assets. These estimates require significant judgments and include a variety of assumptions in determining the fair value of acquired assets and assumed liabilities, including market data, estimated future cash flows, growth rates, current replacement cost for similar capacity for certain fixed assets, market rate assumptions for contractual obligations and settlement plans for contingencies and liabilities.
     Goodwill
     Goodwill represents the excess purchase price over the fair value of net assets attributable to business acquisitions. In accordance with the provisions of SFAS No. 142, the Company will test for impairment at least annually. The Company will test for impairment more frequently if events or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. In accordance with SFAS No. 142, the Company identifies potential impairments by comparing the fair value of the reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, including goodwill, the asset is not impaired. Any excess of carrying value over the implied fair value of goodwill would be recognized as an impairment loss in continuing operations.
     The Company utilizes the discounted cash flow method to perform its fair value impairment test.
     The Company performs its annual impairment test for goodwill and indefinite-lived intangible assets in the fourth quarter of each fiscal year. No impairments were indicated as a result of the annual impairment reviews for goodwill and indefinite-lived intangible assets in 2007.

     Other Intangible Assets
     The Company accounts for its other intangible assets in accordance with SFAS No. 142. In accordance with SFAS No. 142, the Company considers its licensing rights as indefinite-life intangible assets that do not require amortization. Rather, these intangible assets are tested for impairment at least annually by comparing the fair value of the recorded assets to their carrying amount. If the carrying amounts of the licensing rights exceed their fair value, an impairment loss is recognized. Once an impairment of an indefinite-life intangible asset has been recorded, it cannot be reversed.
     Intangible assets that have a definite life, such as trade names and certain non-compete agreements, are amortized on a straight-line basis over their estimated useful lives or related contract. “Player” relationships are amortized on an accelerated basis over a nine-year period consistent with the expected timing of the Company’s realization of the economic benefits of such relationships. The Company reviews the carrying value of its intangible assets that have a definite-life for possible impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If the carrying amount of the intangible assets that have a definite-life exceed their fair value, an impairment loss is recognized.
     Impairment of Long-Lived Assets
     The Company has a significant investment in long-lived property and equipment. The Company reviews the carrying value of property and equipment to be held and used for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future undiscounted cash flows of the asset. If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. For assets to be disposed of, the Company recognizes the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model.
     Capitalized Interest
     The Company capitalizes interest costs associated with major construction projects as part of the cost of the constructed assets. When no debt is incurred specifically for a project, interest is capitalized on amounts expended for the project using a weighted average cost of borrowing. Capitalization of interest ceases when the project or discernible portions of the project are complete. The Company amortizes capitalized interest over the estimated useful life of the related asset.
     Deferred Financing Costs
     Deferred financing costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the expected terms of the related debt agreements. As of December 31, 2007, total deferred financing costs net of accumulated amortization of $14.7 million were $35.5 million. Amortization of deferred financing costs included in interest expense was $14.7 million for the period from February 2, 2007 to December 31, 2007.
     Advertising Costs
     The Company expenses the costs of all advertising campaigns and promotions as they are incurred. Total advertising expenses (exclusive of pre-opening) for the period from February 2, 2007 to December 31, 2007 amounted to approximately $2.4 million. These expenses are included in marketing expenses in the accompanying statement of operations.

     Income Taxes
     The Company is a limited liability company and, as such, does not pay taxes on an entity level but passes its earnings and losses through to its members. The Company does, however, own all of the stock of HRHI, a Sub-Chapter C corporation, which is a tax paying entity. Income taxes of the Company’s subsidiaries were computed using the subsidiaries effective tax rate. The Company’s members are responsible for reporting their allocable share of the Company’s income, gains, deductions, losses and credits on their individual income tax returns.
     The Company accounts for income taxes using the asset and liability approach required by SFAS 109. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of the Company’s assets and liabilities. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not. These future tax benefits are measured by applying currently enacted tax rates. Additionally, deferred income tax assets and liabilities are separated into current and non-current amounts based on the classification of the related assets and liabilities for financial reporting purposes.
     The Company accounts for certain tax positions under the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). The Company does not believe it will have any material changes in its unrecognized tax positions over the next 12 months. The Company does not have any accrued interest or penalties associated with any unrecognized tax benefits.
     Revenues and Complimentaries
     Casino revenues are derived from patrons wagering on table games, slot machines, sporting events and races. Table games generally include Blackjack or Twenty One, Craps, Baccarat and Roulette. Casino revenue is defined as the win from gaming activities, computed as the difference between gaming wins and losses, not the total amounts wagered. Casino revenue is recognized at the end of each gaming day.
     Lodging revenues are derived from rooms and suites rented to guests and include related revenues for telephones, movies, etc. Room revenue is recognized at the time the room or service is provided to the guest.
     Food and beverage revenues are derived from food and beverage sales in the food outlets of the Company’s hotel casino, including restaurants, room service, banquets and nightclub. Food and beverage revenue is recognized at the time the food and/or beverage is provided to the guest.
     Retail and other revenues include retail sales, spa income, commissions, estimated income for gaming chips and tokens not expected to be redeemed and other miscellaneous income at the Company’s hotel casino. Retail and other revenues are recognized at the point in time the retail sale occurs or when services are provided to the guest.
     The Company is party to a lease with the operator of the Hard Rock Cafe, pursuant to which the Company is entitled to (a) minimum ground rent in an amount equal to $15,000 per month and (b) additional rent, if any, equal to the amount by which six percent of the annual Gross Income (as defined in the lease) of the operator exceeds the minimum ground rent for the year. The Company received $0.7 million in rent from the Hard Rock Cafe, which consisted of $0.2 million in base rent and $0.5 million in percentage rent for the period from February 2, 2007 to December 31, 2007. The current term of the lease expires on June 30, 2010. Under the lease, the operator has two five-year options to extend the lease, so long as it is not in default at the time of the extension.

     Revenues in the accompanying statements of operations include the retail value of rooms, food and beverage, and other complimentaries provided to customers without charge, which are then subtracted as promotional allowances to arrive at net revenues. The estimated costs of providing such complimentaries have been classified as casino operating expenses through interdepartmental allocations as follows (in thousands):

Period
February 2, 2007
to
December 31,
2007
Food and beverage	$4,456
Lodging	1,307
Other	819

Total costs allocated to casino operating costs	$6,582

     Revenues are recognized net of certain sales incentives in accordance with the Emerging Issues Task Force (“EITF”) consensus on Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). EITF 01-9 requires that sales incentives be recorded as a reduction of revenue; consequently, the Company’s casino revenues are reduced by points earned in customer loyalty programs, such as the player’s club loyalty program. Casino revenues are net of cash incentives earned in the Company’s “Rock Star” slot club. For the period from February 2, 2007 to December 31, 2007 these incentives were $0.1 million.
     Derivative Instruments and Hedging Activities
     SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted (“SFAS No. 133”), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS No. 133, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.
     For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship under the hypothetical derivative method, which means that the Company compares the cumulative change in fair value of the actual cap to the cumulative change in fair value of a hypothetical cap having terms that exactly match the critical terms of the hedged transaction. For derivatives that do not qualify for hedge accounting or when hedge accounting is discontinued, the changes in fair value of the derivative instrument is recognized directly in earnings.
     The Company’s objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate swaps and caps as part of its cash flow hedging strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. During 2007, interest rate caps were used to hedge the variable cash flows associated with existing variable-rate debt.

     In connection with the Acquisition, we entered into an interest rate cap agreement with an aggregate notional amount of $805.0 million with a LIBOR cap of 5.50%. We determined that this cap did not qualify for hedge accounting. In connection with the Refinancing in November 2007, we terminated our hedging instrument and replaced it with five new interest rate caps with an aggregate notional amount of $885.0 million and a LIBOR cap of 5.50% which expire February 9, 2009. We determined that two of the caps did not qualify for hedge accounting. Three of the caps were designated as cash flow hedges.
     The Company held five interest rate caps at December 31, 2007 as follows (amounts in thousands):

Notional Amount	Type of Instrument	Maturity Date	Strike Rate
$410,000	Interest Cap	February 9, 2009	5.50%
$110,000	Interest Cap	February 9, 2009	5.50%
$200,000	Interest Cap	February 9, 2009	5.50%
$100,000	Interest Cap	February 9, 2009	5.50%
$ 65,000	Interest Cap	February 9, 2009	5.50%
     Three of the derivatives ($200,000, $100,000 and $65,000) have been designated as hedges according to SFAS No. 133 and, accordingly, the effective portion of the change in fair value of these instruments will be recognized in other comprehensive income.
     For the period from February 2, 2007 to December 31, 2007, the total fair value of derivative instruments included in other assets was $11,191. The change in fair value of derivatives qualifying for hedge accounting included in comprehensive income was $26,000, net of premium amortization. Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. The Company reflects the change in fair value of all hedging instruments in cash flows from operating activities. The net gain or loss recognized in earnings during the reporting period representing the amount of the hedges’ ineffectiveness is insignificant. The Company expensed $1.42 million to interest expense attributable to the three derivatives that did not qualify for hedge accounting according to SFAS No. 133.
     Fair Value of Financial Instruments
     The fair value of the Company’s long-term debt was approximately $793.5 million at December 31, 2007.
     Recently Issued And Adopted Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of SFAS No. 157 will have on its consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option established by SFAS No. 159 permits all companies to choose to measure eligible items at fair value at specified election dates. At each subsequent reporting date a company shall report in earnings any unrealized gains and losses on items for which the fair value option has been elected. SFAS No. 159 is effective as of the beginning of a company’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the company also elects to apply the provisions of SFAS No. 157. The Company is currently evaluating whether to adopt the fair value option under SFAS No. 159 and evaluating the impact the adoption would have on the its consolidated financial statements.
2. ACCOUNTS RECEIVABLE
     Components of receivables, net are as follows (in thousands):

December 31,
2007
Casino	$4,870
Hotel	702
Other	3,491

9,063
Less: allowance for doubtful accounts	(588)

$8,475

3. INVENTORIES
     Inventories consist of the following (in thousands):

December 31,
2007
Retail merchandise	$1,334
Restaurants and bars	1,422
Other inventory and operating supplies	155

Total Inventories	$2,911

4. PROPERTY AND EQUIPMENT
     Property and equipment consists of the following (in thousands):

December 31,
2007
Land	$364,810
Buildings and improvements	107,727
Furniture, fixtures and equipment	26,416
Memorabilia	4,006

Subtotal	502,959
Less accumulated depreciation and amortization	(11,313)
Construction in process	24,277

Total property and equipment, net	$515,923

     Depreciation and amortization relating to property and equipment was $11.3 million for the period from February 2, 2007 to December 31, 2007.
5. INTANGIBLE ASSETS
     Other intangible assets, net consists of the following (in thousands):

	December 31, 2007			Remaining
	Intangible	Accumulated	Net Intangible	Life
	Assets	Amortization	Assets	(Years)
Intangible assets
Hard Rock licensing rights	$44,900	$—	$44,900	Indefinite
Rehab trade name	2,400	(220)	2,180	10
Body English trade name	700	(214)	486	3
Pink Taco trade name	700	(128)	572	5
Love Jones trade name	100	(18)	82	5
Mr. Lucky’s trade name	600	(110)	490	5
“Player” relationships	23,100	(3,164)	19,936	9
Host non-compete agreements	4,900	(2,246)	2,654	2

Total intangibles net of accumulated amortization	$77,400	$(6,100)	$71,300

     The Company acquired intangible assets that are comprised of the Hard Rock licensing rights estimated at approximately $44.9 million, trademarks estimated at approximately $4.5 million, customer lists estimated at approximately $23.1 million and host non-compete agreements estimated at approximately $4.9 million. The licensing rights are not subject to amortization as they have an indefinite useful life. The trade name and host non-compete agreements are being ratably amortized on a straight-line basis over a two to five-year period. Player relationships are amortized on an accelerated basis consistent with the expected timing of the Company’s realization of the economic benefits of such relationships.
     For the period from February 2, 2007 to December 31, 2007, amortization expense for the above amortizable intangible assets was $6,100. The estimated aggregate amortization expense for the above amortizable intangible assets for each of the five succeeding fiscal years ending December 31, 2012 is $7.4 million, $4.8 million, $3.7 million, $3.1 million, and $2.3 million, respectively.
6. ACCRUED EXPENSES
     Accrued expenses consist of the following (in thousands):

December 31,
2007
Accrued salaries, payroll taxes and other employee benefits	$2,895
Advance room, convention and customer deposits	3,656
Other accrued liabilities	1,262
Outstanding gaming chips and tokens	1,955
Accrued miscellaneous taxes	802
Accrued progressive jackpot and slot club payouts and other liabilities	1,141
Reserve for legal liability claims	177
Advance entertainment sales	152

Total accrued expenses	$12,040

7. AGREEMENTS WITH RELATED PARTIES
     Management Agreement
     Engagement of Morgans Management. On February 2, 2007, the Company’s subsidiaries, HRHH Hotel/ Casino, LLC, HRHH Development, LLC and HRHH Cafe, LLC, and Morgans Hotel Group Management LLC (“Morgans Management”), entered into a Property Management Agreement (the “Management Agreement”), pursuant to which the Company has engaged Morgans Management as (i) the exclusive operator and manager of the Hard Rock (excluding operation of the gaming facilities that are operated in accordance with a casino lease and the Casino Sublease (described below)) and (ii) the asset manager of the 23-acre parcel adjacent to the Hard Rock (which parcel was also subject to a separate property management agreement with ConAm Management Corporation that terminated on October 31, 2007) and the land on which the Hard Rock Cafe restaurant is situated (which is subject to a lease between the Company’s subsidiary, HRHH Cafe, LLC, as landlord, and Hard Rock Cafe International (USA), Inc., as tenant).
     Term; Termination Fee. The Management Agreement commenced on February 2, 2007 and expires after a 20-year initial term. This term may be extended at the Company’s election for two additional ten-year periods. The Management Agreement provides certain termination rights for the Company and Morgans Management. Morgans Management may be entitled to a termination fee if such a termination occurs in connection with a sale of the Company or the Hard Rock Hotel.
     Base Fee, Chain Service Expense Reimbursement and Annual Incentive Fee. As compensation for its services, Morgans Management receives a management fee equal to 4% of defined non-gaming revenues including casino rents and all other rental income and a chain service expense reimbursement, which reimbursement is subject to a cap of 1.5% of defined non-gaming revenues including casino rents and all other income. Morgans Management is also entitled to receive an annual incentive fee of 10.0% of the “Hotel EBITDA” (as defined in the Management Agreement) in excess of certain threshold amount, which increases for each subsequent calendar year. Following completion of the expansion and renovation of the Hard Rock, the amount of such annual incentive fee will be equal to 10% of annual “Hotel EBITDA” in excess of 90% of annual projected post-expansion “EBITDA” of the Hard Rock, the property on which the Hard Rock Cafe restaurant is situated and the adjacent property (excluding any portion of the adjacent property not being used for the expansion). For purposes of the Management Agreement, “EBITDA” generally is defined as earnings before interest, taxes, depreciation and amortization in accordance with generally accepted accounting principles applicable to the operation of hotels and the uniform system of accounts used in the lodging industry, but excluding income, gain, expenses or loss that is extraordinary, unusual, non-recurring or non-operating. “Hotel EBITDA” generally is defined as EBITDA of the Hard Rock Hotel (excluding its gaming facilities), the property on which the Hard Rock Cafe restaurant is situated and the adjacent property (excluding any portion of the adjacent property not being used for the expansion). The Company paid a base management fee of $5.7 million to Morgans Management and reimbursed them for $2.1 million of chain services expenses for the period from February 2, 2007 to December 31, 2007.
     Joint Venture Agreement Consulting Fee
     Under the JV Agreement, subject to certain conditions, the Company is required to pay DLJMB VoteCo (or its designee) a consulting fee of $250,000 each quarter in advance. In the event the Company is not permitted to pay the consulting fee when required (pursuant to the terms of any financing or other agreement approved by our board of directors), then the payment of such fee will be deferred until such time as it may be permitted under such agreement.
     Technical Services Agreement
     On February 2, 2007, a subsidiary of the Company, HRHH Hotel/Casino, and Morgans Management entered into a Technical Services Agreement pursuant to which the Company has engaged Morgans Management to provide technical services for our expansion project prior to its opening. Under the Technical Services Agreement, the Company is required to reimburse Morgans Management for certain expenses it incurs in accordance with the terms and conditions of the agreement. For the period from February 2, 2007 through December 31, 2007, the Company reimbursed Morgans Management an aggregate amount equal to approximately $0.6 million under the Technical Services Agreement.
     CMBS Facility
     Prior to November 2007, Column Financial, Inc. (“Column”) was the administrative agent under the CMBS facility. Column is an indirect subsidiary of Credit Suisse, which is an affiliate of DLJMB. In connection with the Acquisition, Morgans paid Column commitment fees in an aggregate amount equal to $11.6 million, which were deemed to be an equity contribution by Morgans to the Company at the closing of the Acquisition. At the closing of the Acquisition, the Company paid Column an origination fee equal to $30.6 million. Subsequently, on November 6, 2007, the Company paid Column an additional origination fee equal to $0.8 million for the $35 million increase in the maximum amount of the CMBS facility that occurred in connection with the Refinancing. Under the CMBS facility, for the period from February 2, 2007 to December 31, 2007, the Company paid Column an annual administrative agents fee and an unused advance fee equal to $0.2 million and approximately $1.0 million, respectively. In November 2007, Column ceased to be the administrative agent under the CMBS facility and TriMont Real Estate Advisors, Inc. was appointed as servicer of the loans under the facility.
8. LONG-TERM DEBT
     The long-term debt outstanding as of December 31, 2007 consisted of the following (in thousands):

		December 31,
Project Name / Lender	Interest Rate	2007
HRH Acquisition / Vegas HR Private Limited	LIBOR + 2.35%	$410,000
HRHC Construction / Vegas HR Private Limited	LIBOR + 4.25%	18,452
HRHC Sr Mezz / Brookfield Financial, LLC—Series B	LIBOR + 5.20%	200,000
HRHC Jr Mezz 1 / NRFC WA Holdings, LLC	LIBOR + 7.20%	100,000
HRHC Jr Mezz 2 / Hard Rock Mezz Holdings LLC	LIBOR + 8.75%	65,000

Total debt	LIBOR + 4.25%	793,452
Current portion of long-term debt		(110,000)
Total long-term debt		$683,452

     If the Company qualifies for the construction loan under the CMBS facility, the initial maturity date of the loans thereunder will be February 9, 2010, with two one-year options to extend the maturity date provided that the Company satisfies certain conditions, including meeting a specified debt-yield percentage. Should the Company not qualify for the construction loan, the initial maturity date will be February 9, 2009, with two similarly conditional one-year options to extend the maturity date. Monthly interest payments are due on the ninth of each month.
     Acquisition Financing
     The remaining financing needed to consummate the Acquisition was a borrowing of $760 million under the CMBS facility, which is secured by the Company’s assets. The Company has additional borrowing availability under the facility which it is permitted to use for its planned expansion and renovation of the Hard Rock, with the total amount available under the financing not to exceed $1.395 billion as of December 31, 2007.
     The loan agreements under the CMBS facility include customary affirmative and negative covenants for similar financings, including, among others, restrictive covenants regarding incurrence of liens, sales or assets, distributions to affiliates, changes in business, cancellation of indebtedness, dissolutions, mergers and consolidations, as well as limitations on security issuances, transfers of any of the Company’s real property and removal of any material article of furniture, fixture or equipment from the Company’s real property.
     The subsidiaries that serve as mortgage borrowers under the financing are HRHH Hotel/Casino, LLC (owner of the Hard Rock), HRHH Development, LLC (owner of the parcel of land adjacent to the Hard Rock that may be used for expansion purposes), HRHH Cafe, LLC (owner of the parcel of land on which the Hard Rock Cafe is situated), HRHH IP, LLC (owner of certain intellectual property used in connection with the Hard Rock, among other things) and HRHH Gaming, LLC (an entity formed solely for the purpose of holding the gaming licenses and conducting gaming operations at the Hard Rock upon receiving the required licenses).
     The financing incurs interest payable through a funded interest reserve initially, then through cash, at a rate (blended among the debt secured by assets and the junior and senior mezzanine debt, if applicable) of LIBOR plus 4.25%, subject to adjustment upwards in certain circumstances (i.e., failure to achieve substantial completion of the construction projects in a timely manner and extension of the term of the financing).
     Estimated interest payments on long-term debt are based on average principal amounts outstanding under the Company’s CMBS facility as of December 31, 2007 and anticipated additional borrowings thereunder required to complete the Company’s expansion project. As of December 31, 2007, the interest rate was LIBOR at 4.60% plus the 4.25% spread (8.85% total). Subject to an interest rate cap, as of December 31, 2007, an increase in market rates of interest of 0.125% would have increased the Company’s interest expense by $1.0 million and a decrease in market interest rates of 0.125% would have decreased the Company’s interest expense by $1.0 million. Interest payments are due monthly on the ninth day of the month.
     Pursuant to the terms of our CMBS facility and certain waivers thereto, the Company was required to make an amortization payment or post a letter of credit to the lenders in an amount equal to $110.0 million on February 14, 2008. On February 14, 2008, the DLJMB Parties, posted a letter of credit in favor of the lenders in the amount of $110.0 million to postpone the amortization payment to August 2, 2008. In the event that the proceeds from any sales of the 15-acre parcel of excess land adjacent to the Hard Rock prior to August 2, 2008 are less than $40.0 million, the Company will be required to make an amortization payment to the lenders of $110.0 million on such date. If the proceeds received from any such prior sales of the excess land are greater than $40.0 million, then the Company will be required to make an amortization payment equal to $110.0 million less the amount of any proceeds received from such sales. The Company has entered into a letter of intent with respect to a proposed sale of a portion of the excess land and is working with the prospective purchaser to complete due diligence on the land and to prepare definitive documentation.
     Maturities of the Company’s long-term debt are as follows (in thousands):

2008	$110,000
2009	—
2010	—
2011	—
2012	683,452

Total	$793,452

     CMBS Loan Restructuring
     In November 2007, certain of the Company’s subsidiaries refinanced $350 million of the amount borrowed under the CMBS facility from the proceeds of three mezzanine loans made to the Company’s mezzanine subsidiaries, and the lender increased the maximum amount of the loan that may be funded in the future by $35 million (the “Refinancing”). As part of the Refinancing, the subordinated junior mezzanine lender provided for an additional $15 million under the third mezzanine loan for use in connection with construction on the expansion and renovation project. If the Company qualifies for the construction loan under the CMBS facility, the initial maturity date of the loans thereunder will be February 9, 2010, with two one-year options to extend the maturity date provided that the Company satisfies certain conditions, including meeting a specified debt-yield percentage. Should the Company not qualify for the construction loan, the initial maturity date will be February 9, 2009, with two similarly conditional one-year options to extend the maturity date.
     In connection with the restructuring of the loans discussed above, the lender exercised its right to split the CMBS facility into debt secured directly by the assets owned by the mortgage borrowers and senior, junior and subordinated junior mezzanine debt secured by pledges of equity interests in the mortgage borrowers, and certain of the Company’s other subsidiaries, which are the senior mezzanine borrowers and the junior mezzanine borrowers, respectively, under the CMBS facility. This resulted in the separation of a portion of the financing into:
•	a first mezzanine loan in the principal amount of $200 million made to the senior mezzanine borrowers, HRHH Gaming Senior Mezz, LLC and HRHH JV Senior Mezz, LLC, secured by pledges of the senior mezzanine borrowers’ equity interests in the mortgage borrowers;

•	a second mezzanine loan in the principal amount of $100 million made to the junior mezzanine borrowers, HRHH Gaming Junior Mezz, LLC and HRHH JV Junior Mezz, LLC, secured by pledges of the junior mezzanine borrowers’ equity interests in the senior mezzanine borrowers; and

•	a third mezzanine loan in the principal amount of $65 million made to the subordinated junior mezzanine borrowers, HRHH Gaming Junior Mezz Two, LLC and HRHH JV Junior Mezz Two, LLC, secured by pledges of the subordinated junior mezzanine borrowers’ equity interests in the junior mezzanine borrowers.
     The Refinancing incurs interest payable through a funded interest reserve initially, then through cash, at a rate (blended among the debt secured by assets and the subordinated junior, junior and senior mezzanine debt, if applicable) of LIBOR plus 4.25%, subject to adjustment upwards in certain circumstances (i.e., failure to achieve substantial completion of the construction projects in a timely manner and extension of the term of the financing).
     Sale of CMBS Loans
     As contemplated by the Refinancing, each of the first mezzanine, second mezzanine and third mezzanine loans were sold by its lender on November 6, 2007 and the mortgage loan was sold by its lender on November 9, 2007, to the following entities:
•	mortgage loan: Vegas HR Private Limited;

•	first mezzanine loan: Brookfield Financial, LLC—Series B;

•	second mezzanine loan: NRFC WA Holdings, LLC; and

•	third mezzanine loan: Hard Rock Mezz Holdings LLC.
     In November 2007, Column Financial, Inc. ceased to be the administrative agent for each of the loans and TriMont Real Estate Advisors, Inc. was appointed as servicer of the loans under the facility.
     Workers’ Compensation Letter of Credit
     The Company has a $0.3 million irrevocable standby letter of credit for the benefit of the State of Nevada related to the self-insured portion of the Predecessor’s workers’ compensation insurance.

9. INCOME TAXES
     The following table provides an analysis of the Company’s income tax benefit (in thousands):

December 31,
2007
Current	$—
Deferred (federal)	(2,277)

Income tax benefit	$(2,277)

     Income taxes differ from the amount computed at the federal income tax statutory rate as a result of the following:

December 31,
2007
Income tax benefit at the statutory rate	(34.0)%
Valuation allowance	31.2
Tax credits	(0.2)

Effective tax rate	(3.0)%

     As a result of the purchase allocation, the Company had net deferred tax liabilities of $17,543,000, which was $2,277,064 in excess of deferred tax liabilities on indefinite life intangible assets. Subsequent to the Closing Date, deferred tax liabilities of $2,277,064 were utilized against deferred tax assets recognized as a result of post acquisition net operating losses. During the period from February 1, 2007 to December 31, 2007, the Company established a full valuation allowance on its net deferred tax assets (not including deferred tax liabilities of $15,266,000 relating to indefinite lived intangibles) because it could not determine that it is more likely than not that future taxable income will be realized to recognize deferred tax assets.
     The significant components of the deferred income tax assets and liabilities included in the accompanying balance sheet are as follows (in thousands):

December 31,
2007
Deferred tax assets:
Accrued expenses	$767
Depreciation and amortization	1,553
Net operating loss and contributions carryforwards	30,663
Tax credits	2,807

Total deferred tax assets	35,790

Deferred tax liabilities:
Intangibles and improvements purchase accounting	$(26,679)
Accrued expenses	(992)

Total deferred tax liabilities	(27,671)

Preliminary net deferred tax asset	8,119
Less: valuation allowance for deferred tax asset	(23,385)

Net deferred tax liability	$(15,266)

     As of December 31, 2007, deferred tax assets are composed primarily of credits and net operating losses. The general business tax credit carryforward, valued at approximately $2,114,000, may be carried forward for 20 years as a credit against regular tax and will begin to expire between 2014 and 2027. The AMT tax credit carryforwards valued at approximately $693,000 may be carried forward indefinitely as a credit against regular tax. The net operating loss carryforwards, valued at approximately $90,187,000, will begin to expire between 2016 and 2027.
     The Company accounts for certain tax positions under the provisions of FIN 48. The Company does not believe it will have any material changes in its unrecognized tax positions over the next 12 months. The Company does not have any accrued interest or penalties associated with any unrecognized tax benefits.
10. COMMITMENTS AND CONTINGENCIES
     Casino Sublease
     Prior to March 1, 2008, gaming operations at the Hard Rock were operated by Golden HRC, LLC (“ Casino Operator”) pursuant to a Casino Sublease (as amended on January 9, 2007 and as modified by a Recognition Agreement, dated as of February 2, 2007, among Column Financial, Inc., HRHH Hotel/Casino, LLC, HRHI and the Casino Operator), effective as of February 2, 2007 (the “Casino Sublease”). On January 24, 2008, the Company received a license from the Nevada Gaming Commission to serve as the operator of the gaming facilities at the Hard Rock, and on March 1, 2008, the Company assumed the gaming operations at the Hard Rock and the Casino Sublease was terminated.
     During the term of the Casino Sublease, as compensation for the general management services of Golden Gaming, Inc., the Casino Operator withheld, as an expense, from the revenue arising from gaming operations at the Hard Rock, a sum in the amount of $275,000 per month, which sum was paid to Golden Gaming, Inc. or its designee for general management services provided to the Casino Operator. The Casino Operator withheld and paid to Golden Gaming, Inc. $3.0 million for general management services that the Casino Operator received from Golden Gaming, Inc. during the period from February 2, 2007 to December 31, 2007.
     Cafe Lease
     The Company is party to a lease with the operator of the Hard Rock Cafe, pursuant to which the Company is entitled to (a) minimum ground rent in an amount equal to $15,000 per month and (b) additional rent, if any, equal to the amount by which six percent of the annual Gross Income (as defined in the lease) of the operator exceeds the minimum ground rent for the year. The current term of the lease expires on June 30, 2010. Under the lease, the operator has two five-year options to extend the lease, so long as it is not in default at the time of the extension.
     Employment Agreement
     Under Mr. Kwasniewski’s offer letter, if Morgans Management terminates his employment without cause (as defined in his offer letter) prior to October 9, 2008, he will be entitled to receive the lesser of 18-months base salary or one month’s salary for every month remaining until October 9, 2009. If Morgans Management terminates his employment without cause on or after October 9, 2008, he will be entitled to receive one year’s base salary. In addition, if Morgans Management terminates his employment without cause during 2007, he will be entitled to receive a bonus of $280,000 in addition to any other payments due to him under the offer letter. If Morgans Management terminates his employment without cause after 2007, he will be entitled to receive a bonus equal to the number of months he worked during the year prior to his termination multiplied by the monthly equivalent of the actual bonus he received in the prior year, with a minimum payment of one-half of his prior year’s bonus and a maximum payment of $280,000.

     Construction Commitments
     The Company has signed construction commitments for an aggregate of approximately $60.1 million, which consists of commitments to the general contractor and for other items related to the expansion and renovation of the Hard Rock.
     Liquor Management Agreement
     Liquor Management Agreement; Term. On February 2, 2007, the Company’s subsidiaries, HRHH Hotel/ Casino, LLC and HRHI, entered into a Liquor Management and Employee Services Agreement (the ” Liquor Management Agreement”), relating to non-gaming operations at the Hard Rock. The term of the Liquor Management Agreement commenced February 2, 2007 and will expire on the earlier of (i) 20 years from the commencement date or (ii) a date mutually agreed upon by the parties, subject to reasonable requirements of unaffiliated third party lenders to HRHH Hotel/Casino, LLC. However, the Liquor Management Agreement shall not terminate unless and until (a) HRHH Hotel/Casino, LLC obtains a replacement liquor operator and employee service provider (or hires all the employees necessary to operate the Hard Rock) or (b) HRHH Hotel/Casino, LLC or an affiliate thereof obtains all necessary approvals to conduct the liquor operations and hires all the employees necessary to operate the Hard Rock.
     Engagement of HRHI. Pursuant to the Liquor Management Agreement, HRHH Hotel/Casino, LLC has engaged HRHI as operator and manager of the bars, bar personnel and liquor sales at the Hard Rock. HRHI holds the requisite licenses and approvals from the Clark County Department of Business License and the Clark County Liquor and Gaming Licensing Board to conduct liquor operations at the Hard Rock. In addition, the Liquor Management Agreement allows HRHH Hotel/Casino, LLC to engage certain employees of HRHI to provide services in connection with the day-to-day operations of the Hard Rock (excluding operations of the gaming- and casino-related facilities). HRHI would retain control of such employees and remain solely responsible for all compensation and benefits to be paid to them, subject to reimbursement as provided in the Liquor Management Agreement.
     Self-Insurance
     The Company is self-insured for workers’ compensation claims for an annual stop-loss of up to $350,000 per claim. Management has established reserves it considers adequate to cover estimated future payments on existing claims incurred and claims incurred but not reported.
     The Company has a partial self-insurance plan for general liability claims for an annual stop-loss of up to $100,000 per claim.
     Legal and Regulatory Proceeding
     Between March 2006 and February 2007, four lawsuits were filed in Nevada state courts, and one in federal district court in Nevada, by brokers, investors, and prospective purchasers associated with the formerly proposed condominium development on the real property adjacent to the hotel casino. Of the five lawsuits, one names the Company as a defendant, and four name subsidiaries of the Company as defendants. The plaintiffs in the suit brought by the prospective purchasers decided to dismiss their action (without prejudice) after the Company successfully compelled them to participate in an arbitration. The allegations in these five lawsuits are primarily, though not entirely, directed towards Mr. Morton and entities under his ownership or control, not the Company or its affiliates. Mr. Morton has agreed to indemnify the Company and its affiliates against all costs associated with these lawsuits, including both legal and defense fees and any ultimate judgment against the Company or its affiliates, under the terms set forth in the contract under which the Company purchased the hotel casino.
     The Company is a defendant in various other lawsuits relating to routine matters incidental to the Company’s business.

     Management provides an accrual for estimated losses that may occur and does not believe that the outcome of any pending claims or litigation, individually or in the aggregate, will have a material adverse effect on the Company’s financial position, results of operations or liquidity beyond the amounts recorded in the accompanying balance sheet as of December 31, 2007.
     Indemnification
     The JV Agreement provides that neither the Company’s members nor the affiliates, agents, officers, partners, employees, representatives, directors, members or shareholders of any member, affiliate or the Company (collectively, “Indemnitees”) will be liable to the Company or any of its members for any act or omission if: (a) the act or omission was in good faith, within the scope of such Indemnitee’s authority and in a manner it reasonably believed to be in the best interest of the Company, and (b) the conduct of such person did not constitute fraud, willful misconduct, gross negligence or a material breach of, or default under, the JV Agreement.
     Subject to certain limitations, the Company will indemnify and hold harmless any Indemnitee to the greatest extent permitted by law against any liability or loss as a result of any claim or legal proceeding by any person relating to the performance or nonperformance of any act concerning the activities of the Company if: (a) the act or failure to act of such Indemnitee was in good faith, within the scope of such Indemnitee’s authority and in a manner it reasonably believed to be in the best interest of the Company, and (b) the conduct of such person did not constitute fraud, willful misconduct, gross negligence or a material breach of, or default under, the JV Agreement. The JV Agreement provides that the Company will, in the case of its members and their affiliates, and may, in the discretion of the members with respect to other Indemnitees advance such attorneys’ fees and other expenses prior to the final disposition of such claims or proceedings upon receipt by the Company of an undertaking by or on behalf of such Indemnitee to repay such amounts if it is determined that such Indemnitee is not entitled to be indemnified.
     Any indemnification provided under the JV Agreement will be satisfied first out of assets of the Company as an expense of the Company. In the event the assets of the Company are insufficient to satisfy the Company’s indemnification obligations, the members will, for indemnification of the members or their affiliates, and may (in their sole discretion), for indemnification of other indemnitees, require the members to make further capital contributions to satisfy all or any portion of the indemnification obligations of the Company pursuant to the JV Agreement.
11. EMPLOYEE BENEFIT PLANS
     The Company pays discretionary cash incentive bonuses to eligible employees based upon individual and company-wide goals that are established by management and the board of directors of the Company on an annual basis.
     The Company maintains a 401(k) profit sharing plan whereby substantially all employees over the age of 21 who have completed six months of continuous employment and 1,000 hours of service are eligible for the plan. Such employees joining the plan may contribute, through salary deductions, no less than 1% nor greater than 50% of their annual compensation. The Company, at its discretion, will match 50% of the first 6% of compensation contributed by employees. During the period from February 2, 2007 to December 31, 2007 the Company recorded approximately $568,000 for its portion of plan contributions, which are included in the accompanying statements of operations.
     Directors, officers and employees of the Company and its subsidiaries are eligible to participate in the Morgans Hotel Group Co. 2006 Omnibus Stock Incentive Plan (the “Stock Incentive Plan”). The Stock Incentive Plan provides for the issuance of stock-based incentive awards, including incentive stock options, non-qualified stock options, stock appreciation rights, shares of common stock of Morgans, including restricted stock, and other equity-based awards, including membership units which are structured as profits interests (“LTIP Units”) or any combination of the foregoing. The Company recognizes the expense and records a related-party payable when billed by Morgans.
     In the period from February 2, 2007 to December 31, 2007, the Company recognized $0.2 million of stock-based compensation expense related to the above described restricted common stock, LTIP Units and options.
12. JV AGREEMENT AND MEMBERSHIP INTERESTS
     Classes of Membership Interests
     The Company has two classes of membership interests: Class A Membership Interests and Class B Membership Interests. Holders of Class A Membership Interests are entitled to vote on any matter to be voted upon by the Company’s members. Except as provided by law, the holders of Class B Membership Interests do not have any right to vote.
     Initial Capital Contributions
     On the Closing Date, pursuant to the Contribution Agreement, Morgans and Morgans LLC were deemed to have contributed to the Company one-third of the equity, or approximately $57.5 million, to fund a portion of the purchase price for the Acquisition by virtue of the application of the escrow deposits under the Acquisition Agreements to the purchase price for the Acquisition and by virtue of the credit given for the expenses Morgans LLC incurred in connection with the Acquisition. Affiliates of DLJMBP contributed to the Company two-thirds of the equity, or approximately $115 million, to fund the remaining amount of the equity contribution for the Acquisition. In consideration for these contributions, the Company issued Class A Membership Interests and Class B Membership Interests to the affiliates of DLJMBP, Morgans and Morgans LLC.
     Additional Capital Contributions
     The JV Agreement provides that DLJMB will request that the Company’s members make additional capital contributions to the Company to fund the expansion of the Hard Rock pursuant to a budget approved by the Company’s board of directors. In the event of such a request, each of the Company’s members will fund its pro rata portion of the capital contribution in accordance with its percentage interest. The JV Agreement provides that under certain circumstances a member may fund its portion of the expansion capital by posting (or causing an affiliate to post) a letter of credit in accordance with the terms of the CMBS facility. The Morgans Parties may elect not to participate in an expansion capital call, in which case, subject to the JV Agreement, the DLJMB Parties will fund the Morgans Parties’ share of the capital contribution, subject to a cap of $150 million on the DLJMB Parties’ aggregate capital contributions to the Company for the expansion project. The JV Agreement also provides that in certain cases DLJMB IV HRH may request that the Company’s members make necessary capital contributions contemplated by the operating plans and budgets approved by the Company’s board of directors, or in the event of an unexpected shortfall in capital.
     Distribution of Cash Available for Distribution
     To the extent not prohibited by the terms of any financing or applicable law, the Company’s board of directors may cause the Company to distribute cash available for distribution to its members. Under the JV Agreement, the DLJMB Parties receive a preferred return of capital in an amount based on a percentage of the fees paid by the Company to Morgans Management under the Management Agreement. Cash available for distribution is then distributed among the members pro rata in proportion to their percentage interests (as adjusted to disregard the effect of any prior adjustments to the percentage interests made as a result of the posting of letters of credit). If at such time the DLJMB Parties have received a return of all of their capital contributions, then the cash available for distribution will be distributed to the Morgans Parties until they have received a return of all of their capital contributions. Thereafter, all remaining amounts will be distributed between the Morgans Parties and the DLJMB Parties pro rata in proportion to their percentage interests as of the date of such distribution.
     Restrictions on Transfer
     The Company’s members generally are prohibited from transferring or encumbering the Company’s membership interests without the prior written consent of the Company’s Class A members. Transfers of interests by a Morgans Party or a DLJ Fund (described below) in any intermediate subsidiary that indirectly holds interests in the Company will be considered a transfer of such person’s indirect interest in the Company. The “DLJ Funds” include DLJMB Partners, DLJMB HRH Co-Investments, L.P., DLJ Offshore Partners IV, L.P., DLJ Merchant Banking Partners IV (Pacific), L.P. and MBP IV Plan Investors, L.P. and are all parties which indirectly hold interest in the Company. Exceptions to the transfer prohibition apply to (a) transfers to subsidiaries of a DLJ Fund or Morgans, (b) transfers of the equity interests of a Morgans Party or a DLJ Fund (including pursuant to a change in control of those entities), and (c) after the earlier of February 2, 2011 and the termination date of the Management Agreement, in accordance with the right of first offer in favor of the other members under the JV Agreement. If the DLJMB Parties propose to transfer more than 51% of the membership interests in the Company to a third party and the right of first offer is not exercised, the DLJMB Parties will be able to require the Morgans Parties to sell the same ratable share of their membership interests in the Company to the third party on the same terms and conditions. If the drag-along right is not exercised, then the Morgans Parties may exercise a tag-along right to sell their interests to the third-party transferee on the same terms and conditions as under the sale by the DLJMB Parties. Notwithstanding these exceptions, no transfer may be made unless certain general conditions are met, including that the transfer complies with applicable gaming regulations.
     Events of Default
     The following constitute events of default under the JV Agreement (subject in certain cases to applicable cure periods): (a) any transfer in violation of the JV Agreement, (b) a material breach of the JV Agreement or a related fee agreement entered into by the members, (c) a determination by the gaming authorities that one of the Company’s members is an unsuitable person, (d) the failure to make a required capital contribution, (e) a material breach under the contribution agreement Morgans and DLJMB IV HRH entered into with respect to their initial capital contributions, (f) the incapacity of a member, (g) the attachment, execution or other judicial seizure of substantial assets of member or its interest in the Company or (h) the perpetration of fraud or willful misconduct. Upon the occurrence of any event of default (and after the expiration of any applicable cure period) by a member, a non-affiliated member may (i) elect to dissolve the Company, (ii) purchase the entire interest of the defaulting member for 85.0% of the defaulting member’s “existing equity” in the Company (as defined in the JV Agreement), (iii) adjust the defaulting member’s capital account to equal such purchase price or (iv) revoke the defaulting member’s voting rights, right to participate in profits or distributions or right to receive information (subject to certain exceptions).
     Distributions upon Liquidation
     The Company may be dissolved upon certain events, including at the election of its members. In the event of a dissolution, the cash proceeds from the liquidation, after payment of the Company’s liabilities, will be distributed to its members in accordance with their respective positive capital account balances as calculated under the JV Agreement.
     No Sinking Fund Provisions or Rights to Redemption or Conversion
     Holders of Class A Membership Interests or Class B Membership Interests have no redemption rights or conversion rights and do not benefit from any sinking fund.

13. SUBSEQUENT EVENTS
     Deferral of CMBS Amortization Payment
     Pursuant to the terms of our CMBS facility and certain waivers thereto, the Company was required to make an amortization payment or post a letter of credit to the lenders in an amount equal to $110.0 million on February 14, 2008. On February 14, 2008, the DLJMB Parties, posted a letter of credit in favor of the lenders in the amount of $110.0 million to postpone the amortization payment to August 2, 2008. In the event that the proceeds from any sales of the 15-acre parcel of excess land adjacent to the Hard Rock prior to August 2, 2008 are less than $40.0 million, the Company will be required to make an amortization payment to the lenders of $110.0 million on such date. If the proceeds received from any such prior sales of the excess land are greater than $40.0 million, then the Company will be required to make an amortization payment equal to $110.0 million less the amount of any proceeds received from such sales. The Company has entered into a letter of intent with respect to a proposed sale of a portion of the excess land and is working with the prospective purchaser to complete due diligence on the land and to prepare definitive documentation.
     Gaming Operations
     In January 2008, the Company reached an agreement to extend the Casino Sublease and also received approval for its gaming license. On January 24, 2008, the Company received a license from the Nevada Gaming Commission to serve as the operator of the gaming facilities at the Hard Rock, and on March 1, 2008, the Company assumed the gaming operations at the Hard Rock and the Casino Sublease was terminated. See Note 10.
14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
     The tables below reflect the Company’s selected quarterly information for the Company and the Predecessor for the years ended December 31, 2007 and 2006 (in thousands):

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2007	2007	2007	2007(1)
Total revenues	$36,175	$53,366	$54,780	$42,132
Loss before income tax expense	(29,448)	(14,968)	(13,238)	(17,692)
Net loss	(29,448)	(14,968)	(13,238)	(13,893)

	Predecessor
	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2006	2006	2006	2006
Total revenues	$38,730	$51,325	$48,618	$43,295
(Loss) income before income tax expense	(5,051)	5,392	3,904	61
Net income (loss)	(3,171)	3,347	2,431	34

(1)	In order to present quarterly information for the quarter ended March 31, 2007, the Company has combined the Predecessor’s results for the period from January 1, 2007 to February 1, 2007 with the results of operations of the Company for the period from February 2, 2007 to March 31, 2007.